Exhibit 12.1
Sanderson Farms, Inc.
Computation of Ratio of Earnings to Fixed Charges
In Thousands (Except Ratio)

	October				October
	31	October 31	October 31	October 31	31	July 31
	2003	2004	2005	2006	2007	2008
	52 Weeks	52 Weeks	52 Weeks	52 Weeks	52 Weeks	39 Weeks
Fixed Charges:
Interest Expense	$2,484	$1,569	$433	$2,803	$5,328	$6,113
Capitalized Interest	$0	$0	$895	$719	$2,056	$0
Interest Component of Rental/Lease Expense	$505	$658	$754	$961	$1,112	$868
Amortization of Debt Expenses	$191	$356	$155	$232	$264	$462

Total Fixed Charges	$3,180	$2,583	$2,237	$4,715	$8,760	$7,443

Earnings:
Income from Continuing Operations before Income Taxes	$88,161	$149,268	$114,481	$(25,646)	$120,513	$3,910
Add: Interest Expense	$2,484	$1,569	$433	$2,803	$5,328	$6,113
Add: Interest Component of Rental/Lease Expense	$505	$658	$754	$961	$1,112	$868
Add: Amortization of Capitalized Interest	$56	$56	$57	$143	$170	$175
Add: Amortization of debt Expenses	$191	$356	$155	$232	$264	$462

Earnings as Adjusted	$91,397	$151,907	$115,880	$(21,507)	$127,387	$11,528

Ratio of Earnings to Fixed Charges	28.74	58.81	51.80	(4.56)	14.54	1.55